SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Cyalume Technologies Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

232429100
(CUSIP Number)

James G. Schleck
JFC Technologies, LLC
Bayonet Capital Fund I LLC
100 West Main Street
Bound Brook, New Jersey 08805
(732) 469-7760
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Lance A. Kawesch, Esq.
Kawesch Law Group, LLC
250 Hammond Pond Parkway
Suite 511 North
Chestnut Hill, Massachusetts 02467
(617) 778-6869

August 4, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James G. Schleck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	40,250 (1)
	8	SHARED VOTING POWER	14,368,445 (2)
	9	SOLE DISPOSITIVE POWER	40,250 (1)
	10	SHARED DISPOSITIVE POWER	14,368,445 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,408,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.91% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 40,000 shares of Common Stock issuable upon the exercise of 40,000 out of 200,000 incentive stock options issued to James G. Schleck on December 27, 2012. These options have an exercise price of $1.50 per share, and vest as to 40,000 shares on each of the first five annual anniversaries of the grant date. In addition, the Issuer granted 250 shares of Common Stock to James G. Schleck in September 2011.

(2)	Consists of: (a) 3,478,943 shares of Common Stock owned by JFC Technologies, LLC, a New Jersey limited liability company (“JFC”); (b) 7,318,187 shares of Common Stock that are issuable to JFC, upon the conversion at the option of JFC, of up to $1 million of the principal amount of the Restated Note (as hereinafter defined), into that number of shares of Series A Preferred Stock equal to the portion of the principal amount being converted divided by the conversion price of $32.50 per share (subject to adjustment based on certain changes in capitalization affecting the Series A Preferred Stock, but currently 30,769 shares of Series A Preferred Stock). Holders of the Series A Preferred Stock are entitled to convert at any time all or any portion of the shares of Series A Preferred Stock into a number of shares of Common Stock, equal to 237.84 shares of the Common Stock per share of Series A Preferred Stock. The Series A Preferred Stock is not subject to mandatory conversion at any time; and (c) 3,571,315 shares of the Issuer’s Common Stock issuable upon the conversion of 100 shares of the Issuer’s Series B Preferred Stock owned by Bayonet Capital Fund I, LLC.

James G. Schleck is the Chief Executive Officer of JFC Technologies, LLC and of Bayonet Capital Fund I, LLC.

(3)	* All percentage calculations set forth herein assume that there are 96,641,303 shares of Common Stock outstanding, based on information provided by Cyalume Technologies Holdings, Inc.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JFC Technologies, LLC (20-0688610)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER	10,797,130 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	10,797,130 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,797,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.17% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of: (a) 3,478,943 shares of Common Stock owned by JFC Technologies, LLC, a New Jersey limited liability company (“JFC”); and (b) 7,318,187 shares of Common Stock that are issuable to JFC, upon the conversion at the option of JFC, of up to $1 million of the principal amount of the Restated Note (as hereinafter defined), into that number of shares of Series A Preferred Stock equal to the portion of the principal amount being converted divided by the conversion price of $32.50 per share (subject to adjustment based on certain changes in capitalization affecting the Series A Preferred Stock, but currently 30,769 shares of Series A Preferred Stock). Holders of the Series A Preferred Stock are entitled to convert at any time all or any portion of the shares of Series A Preferred Stock into a number of shares of Common Stock, equal to 237.84 shares of the Common Stock per share of Series A Preferred Stock. The Series A Preferred Stock is not subject to mandatory conversion at any time.

(2)	* All percentage calculations set forth herein assume that there are 96,641,303 shares of Common Stock outstanding, based on information provided by Cyalume Technologies Holdings, Inc.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bayonet Capital Fund I, LLC (47-1437361)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER	3,571,315 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	3,571,315 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,571,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of: 3,571,315 shares of the Issuer’s Common Stock issuable upon the conversion of 100 shares of the Issuer’s Series B Preferred Stock owned by Bayonet Capital Fund I, LLC.

(2)	* All percentage calculations set forth herein assume that there are 96,641,303 shares of Common Stock outstanding, based on information provided by Cyalume Technologies Holdings, Inc.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Cyalume Technologies Holdings, Inc., a Delaware corporation (the “Issuer”).

The address of the principal executive offices of the Issuer is 910 SE 17th Street, Suite 300, Fort Lauderdale, Florida 33316.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by James G. Schleck, JFC Technologies, LLC, a New Jersey limited liability company (“JFC”) and Bayonet Capital Fund I, LLC, a New Jersey limited liability company (“Bayonet”). Mr. Schleck and each of JFC and Bayonet are each a “Reporting Person”.

(b)	The principal business address of each Reporting Person is c/o JFC Technologies, LLC, Attention: James G. Schleck, 100 West Main Street, Bound Brook, New Jersey 08805.

(c)	James G. Schleck is the President of the Issuer’s subsidiary, Cyalume Specialty Products, Inc., and a Director of the Issuer. Cyalume Specialty Products, Inc. manufactures and sells high-performance specialty polymers and pharmaceutical products to customers predominantly in the pharmaceutical and military polymer markets. Mr. Schleck also is Chief Executive Officer of JFC and of Bayonet.

(d)	No Reporting Person has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Schleck is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer issued an aggregate of 3,162,771 shares of Common Stock to JFC in connection with the sale of substantially all of JFC’s operations and certain related assets in transactions further described in Item 4 below. The Reporting Persons did not purchase the Common Stock for cash; rather the Common Stock was issued in connection with the transactions further described in Item 4 below. These transactions were exempt from registration under the Securities Act of 1933 (the “Securities Act”) pursuant to Rule 506 of Regulation D under the Securities Act.

As described in Item 4 below, on various dates in October 2011, and on December 31, 2012, JFC transferred an aggregate of 106,837 shares of Common Stock to a total of six individuals employed by Cyalume Specialty Products, Inc. (“CSP”), a subsidiary of the Issuer. These individuals were employed by JFC until August 31, 2011, and were employed by CSP beginning on September 1, 2011.

As further described in Item 4 below, on November 19, 2013, the Issuer and JFC entered into an amended and restated promissory note (the “Restated Note”), which amended and restated in its entirety the promissory note in the original principal amount of $2,100,000 originally issued by the Issuer to JFC on December 31, 2012 (the “Original Note”).

As further described in Item 4 below, on July 30, 2014, the Issuer, US VC Partners, L.P. and JFC entered into a consent and waiver agreement (the “Consent and Waiver”) pursuant to which, among other things, JFC waived its rights to receive certain warrants that were otherwise issuable upon the conversion of the Restated Note.

As further described in Item 4 below, on August 4, 2014, the Issuer issued an aggregate of 100 shares of Series B Convertible Preferred Stock and 100 shares of Series C Convertible Preferred Stock to Bayonet for an aggregate of $200,000 in connection with the sale by the Issuer of $2,000,000 of units comprised of Series B Convertible Preferred Stock and Series C Preferred Stock described below.

Item 4.	Purpose of Transaction.

On August 31, 2011, Cyalume Specialty Products, Inc. (“CSP”), a subsidiary of the Issuer, entered into an Asset Purchase Agreement (“APA”) with JFC and the owners of JFC. Pursuant to the APA, CSP purchased substantially all of JFC’s operations and certain related assets for consideration paid at closing, plus an earn-out based on future performance. A portion of the purchase price paid at closing consisted of the issuance to JFC of 712,771 shares of Common Stock, which at the time constituted less than five percent of the Issuer’s outstanding shares.

On various dates in October 2011, JFC transferred an aggregate of 106,837 shares of Common Stock to a total of six individuals employed by CSP. These individuals were employed by JFC until August 31, 2011, and were employed by CSP beginning on September 1, 2011.

On December 27, 2012, the Issuer and CSP entered into an Amendment Agreement (the “Amendment Agreement”) with JFC and Mr. Schleck, individually and in his capacity as representative of the members of JFC. The Amendment Agreement, among other things, amended certain terms of the APA. Under the Amendment Agreement, the Issuer issued to JFC 2,450,000 shares of Common Stock (the “Amendment Shares”), all of which shares are held in escrow as described in the following paragraph.

Under the Amendment Agreement, the Issuer had the right to repurchase any or all of the Amendment Shares during the month of January 2014, by providing notice to JFC of its exercise of that right on or before January 10, 2014. In addition, up to 350,000 of the Amendment Shares were subject to potential forfeiture if the volume weighted average trading price of the Common Stock during the month of December 2013 (the “December Closing Price”) was greater than $2.25, and the Issuer was required to issue up to 350,000 additional shares of Common Stock to JFC if the December Closing Price was less than $1.75.

The December Closing Price was less than $1.75 per share, and the Issuer therefore issued an additional 350,000 shares of Common Stock to JFC on January 31, 2014.

Mr. Schleck and the Issuer are parties to an incentive stock option award granted on December 27, 2012, pursuant to which Mr. Schleck has the right to purchase 200,000 shares of Common Stock at an exercise price of $1.50 per share.

These stock options (the “Stock Options”) vest as to 40,000 shares on each of the first five anniversaries of the grant date.

The Issuer granted the Stock Options under the Issuer’s 2009 Omnibus Securities and Incentive Plan, provided that if the Issuer’s stockholders had not approved an increase in the number of shares of common stock available for issuance under such Plan of at least 650,000 at the Issuer’s 2013 annual meeting of stockholders or otherwise by December 27, 2013, then the Stock Options would have been deemed to have been granted outside of that Plan.

At the Issuer’s 2013 annual meeting of stockholders held on July 9, 2013, the Issuer’s stockholders approved the requisite amendment. Accordingly, the Stock Options remain subject to the terms of the Issuer’s 2009 Omnibus Securities and Incentive Plan, as amended.

On November 19, 2013, the Issuer and JFC entered into an amended and restated promissory note (the “Restated Note”), which amended and restated in its entirety the promissory note in the original principal amount of $2,100,000 originally issued by the Issuer to JFC on December 31, 2012 (the “Original Note”).

Pursuant to the terms of the Restated Note, interest accrues on the principal amount at the rate of 12% per annum, retroactive to the date of the Original Note. The entire principal amount and all accrued interest under the Restated Note is due on the maturity date of December 31, 2016, or earlier upon the refinancing of the Issuer’s existing indebtedness (subject to the availability of at least $5,000,000 in available credit after such repayment) or a sale of the Issuer.

Up to $1 million of the principal amount of the Restated Note is convertible, at the option of JFC, into that number of shares of Series A Preferred Stock equal to the portion of the principal amount being converted divided by the conversion price of $32.50 per share (subject to adjustment based on certain changes in capitalization affecting the Series A Preferred Stock).

The Restated Note also amends the right previously granted to James G. Schleck, as set forth in the Amendment Agreement entered into on December 27, 2012 among the Issuer, Cyalume Specialty Products, Inc., JFC and Mr. Schleck, to be named by the Issuer as a nominee for election to the Issuer’s Board of Directors, such that Mr. Schleck will retain such right for so long as any of the following conditions is satisfied: (1) JFC and/or James G. Schleck collectively own at least 10% of the total number of outstanding shares of the Issuer’s Common Stock, (2) any portion of the indebtedness under the Restated Note remains outstanding, or (3) JFC shall have exercised the conversion option under the Restated Note and shall continue to beneficially own any shares of Series A Preferred Stock acquired upon such exercise.

Upon the issuance of the Restated Note, the Issuer issued to JFC warrants (the “JFC Warrants”), to purchase up to 73,009 shares of the Issuer’s Common Stock. On February 3, 2014, JFC exercised the JFC Warrants.

The foregoing summary provides only a brief description of the Restated Note and the JFC Warrants. The summary does not purport to be complete and is qualified in its entirety by the full text of such documents, copies of which were attached to the Issuer’s Form 8-K filed with the Commission on November 22, 2013 as Exhibits 10.6 and 3.6, respectively, and which are incorporated herein by reference.

On July 30, 2014, the Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Cova Small Cap Holdings, LLC ("Cova"), Michael G. Barry and Bayonet Capital Fund I, LLC (each, an "Investor") for the purchase by the Investors of an aggregate of 1,000 units of securities of the Issuer (the "Units") for an aggregate purchase price of $2.0 million (or $2,000.00 per Unit), with each Unit comprising (1) one share of Series B Convertible Preferred Stock of the Issuer, par value $0.001 per share (the "Series B Preferred Stock"), and (2) one share of Series C Preferred Stock of the Issuer, par value $0.001 per share. A total of 900 of the Units were sold to Cova and Michael G. Barry (or an affiliated trust) on July 30, 2014, and the remaining 100 Units were sold to Bayonet on August 4, 2014.

The shares of Series B Preferred Stock have the rights and preferences set forth in the Certificate of Designation of Series B Convertible Preferred Stock which was filed by the Issuer with the Secretary of State of the State of Delaware on July 30, 2014 (the "Series B Certificate of Designation"). Pursuant to the Series B Certificate of Designation, each share of Series B Preferred Stock ranks senior to the Issuer’s Common Stock and to the Issuer’s Series A Convertible Preferred Stock (the "Series A Preferred Stock") with respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Issuer. Upon the Issuer’s liquidation, sale to or merger with another corporation or other "Change of Control" (as such term is defined in the Series B Certificate of Designation), each share of Series B Preferred Stock would be entitled to a liquidation preference in an amount equal to the amount per share that would have been payable had all shares of Series B Preferred Stock been converted into Common Stock immediately prior to such event in accordance with the terms of the Series B Certificate of Designation, excluding for purposes of such calculation the liquidation preference payable to the holders of Series A Preferred Stock. Holders of the Series B Preferred Stock are entitled to convert at any time all or any portion of the of Series B Preferred Stock into a number of shares of Common Stock initially equal to 35,713.147 shares of Common Stock per share of Series B Preferred Stock (the "Conversion Number"), such that the 1,000 shares of Series B Preferred Stock issued pursuant to the Purchase Agreement will initially be convertible into a number of shares of Common Stock representing approximately 40% of the total number of shares of Common Stock outstanding, calculated on a fully-diluted basis, assuming the conversion of all outstanding shares of Series A Preferred Stock and Series B Preferred Stock. The Conversion Number is subject to customary adjustments, including for dividends, stock splits and other reorganizations affecting the Common Stock. In addition, the Conversion Number is subject to anti-dilution protections such that, subject to certain exceptions, if the Issuer issues or sells shares of Common Stock or other equity securities for no consideration or for consideration that is based on an equity valuation of the Issuer of less than $2 million in the aggregate, the Conversion Number will be increased to a number such that the Series B Preferred Stock will continue to be exercisable for 40% of the total number of shares of Common Stock outstanding, calculated on a fully-diluted, as-converted basis. Each share of Series B Preferred Stock will automatically convert into shares of Common Stock on the tenth anniversary of its original issuance date, at the then-current Conversion Number. Each share of Series B Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock into which such share is convertible and will be entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Issuer for their action or consideration.

Also on July 30, 2014 and in connection with the Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Investors pursuant to which the Issuer granted four long-form registrations and unlimited piggy-back registrations to the Investors, subject to certain limitations as set forth in the Registration Rights Agreement, to register the resale of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

Also on July 30, 2014 and in connection with the Purchase Agreement, the Issuer entered into a Consent and Waiver Agreement (the “Consent and Waiver”) with US VC Partners, L.P., Delaware limited partnership (“USVC”) and JFC, pursuant to which USVC and JFC agreed to amend the terms of the Certificate of Designation for the Series A Preferred Stock to allow the issuance of the Series B Preferred Stock and the Series C Preferred Stock without being subject to the rights of the Series A Preferred Stock, and JFC agreed to amend the terms of the Restated Note to eliminate the Series A Warrants and the Common Stock Warrants that were otherwise issuable upon the conversion of a portion of the Restated Note.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this report, Mr. Schleck may be deemed to beneficially own an aggregate of 14,408,695 shares of Common Stock, including 40,000 shares of Common Stock issuable upon the exercise of 40,000 of the 200,000 Stock Options held by Mr. Schleck. 40,000 of these Stock Options are presently exercisable.

These 14,408,695 shares of Common Stock represent 14.91% of the Common Stock issued and outstanding, based on 96,641,303 shares of Common Stock outstanding, based on information provided by Cyalume Technologies Holdings, Inc.

(b)	Mr. Schleck has shared power to vote the shares of Common Stock held by or issuable to JFC and the shares of Common Stock issuable upon the conversion of the Series B Preferred Shares held by Bayonet. Mr. Schleck has sole power to vote the shares issuable upon exercise of the Stock Options.

(c)	During the 60 days immediately preceding the date of this report, all transactions involving the Reporting Person in a manner affecting the securities of the Issuer have been described in Items 3 and 4 above.

(d)	Other than the Reporting Persons, no other person is known to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by JFC or Bayonet.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

All contracts, arrangements, understandings and relationships relating to the Reporting Persons with respect to the securities of the Issuer are described above in this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Asset Purchase Agreement, dated August 31, 2011, by and among the Issuer, CSP, JFC and the Selling Members of JFC (incorporated by reference to Exhibit 10.8 of the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2011).

Exhibit 2 – Amendment Agreement, dated December 27, 2012, by and among the Issuer, CSP, JFC and James G. Schleck (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 2, 2013).

Exhibit 3 – Incentive Stock Option Award, dated December 27, 2012, by and between the Issuer and James. G. Schleck (incorporated by reference to Exhibit 3 of JFC’s Schedule 13D filed with the SEC on February 19, 2013).

Exhibit 4 – Cyalume Technologies Holdings, Inc. 2009 Omnibus Securities and Incentive Plan (incorporated by reference to Exhibit A of the Issuer’s Proxy Statement on Schedule 14A filed with the SEC on April 30, 2009).

Exhibit 5 – Escrow Agreement, dated as of December 31, 2012, by and among American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, JFC, and the Issuer (incorporated by reference to Exhibit 5 of the Schedule 13D filed by James G. Schleck and JFC with the SEC on February 19, 2013).

Exhibit 6 – Amended and Restated Promissory Note, dated November 19, 2013, from the Issuer to JFC (incorporated by reference to Exhibit 10.6 of the Issuer’s Form 8-K filed with the SEC on November 22, 2013).

Exhibit 7 – Form of JFC Warrant, dated November 19, 2013, issued by the Issuer to JFC (incorporated by reference to Exhibit 3.6 of the Issuer’s Form 8-K filed with the SEC on November 22, 2013).

Exhibit 8 - Securities Purchase Agreement dated as of July 30, 2014 by and between the Issuer, Bayonet, and each of the other investors listed on the Schedule of Purchasers attached thereto (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 9 - Amended and Restated Certificate of Designation of Series A Convertible Preferred Stock filed by the Company with the Secretary of State of the State of Delaware on July 30, 2014 (incorporated by reference to Exhibit 3.1 of Issuer’s Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 10 - Series B Certificate of Designation filed with the Secretary of State of Delaware on July 30, 2014 (incorporated by reference to Exhibit 3.2 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 11 - Registration Rights Agreement dated July 30, 2014 (incorporated by reference to Exhibit 10.2 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 12 – Consent and Waiver Agreement, dated July 30, 2014, by and among the Issuer, USVC and JFC (incorporated by reference to Exhibit 10.5 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 14, 2014

By:	/s/ James G. Schleck
James G. Schleck

JFC Technologies, LLC

By:	/s/ James G. Schleck
James G. Schleck,
Chief Executive Officer

Bayonet Capital Fund I, LLC

By:	/s/ James G. Schleck
James G. Schleck,
Chief Executive Officer

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